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SECURITIES AND EXCHANGE COMMISSION

           WASHINGTON, D.C.

          FORM U-33-S

ANNUAL REPORT CONCERNING FOREIGN
       UTILITY COMPANIES

   Filed Under Section 33(e) of the
  Public Utility Holding Company Act of 1935,
   as amended for the fiscal year ended
          December 31, 1996

         Filed pursuant to the
Public Utility Holding Company Act of 1935 by

           PACIFIC ENTERPRISES
          633 West Fifth Street
       Los Angeles, California  90071



The Commission is requested to mail copies of all communications relating to this Annual Report to:

               Leslie E. LoBaugh, Jr.
      Vice President and General Counsel
                Pacific Enterprises
          633 West Fifth Street, Suite 5200
            Los Angeles, California  90071




    Pacific Enterprises ("Pacific"), is a public utility holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"), by order of the Securities and Exchange Commission (the "Commission") pursuant to Section 3(a)(1)thereof. Pacific is the parent company of Southern California Gas Company ("SoCalGas"), a gas utility company and the only subsidiary company within Pacific's holding company system that is a public utility company.

     On behalf of SoCalGas and pursuant to Section 33(e) of the Holding Company Act, Pacific hereby files with the Commission this Annual Report Concerning Foreign Utility Companies on Form U-33-S for the fiscal year ended December 31, 1996.








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      All terms used in this Annual Report shall have the same meanings as in the Holding Company Act and the rules and regulations thereunder.


Item 1 - Identification of Foreign Utility Companies.

     Pacific indirectly holds interests in Camuzzi Gas Pampeana S.A. ("Pampeana") and Camuzzi Gas Del Sur S.A. ("Sur"), foreign utility companies having respective business addresses as follows:

       Camuzzi Gas Pampeana, S.A.
        Av. Davila 240, Dique 2
       (1007)Capital Federal, Argentina

       Camuzzi Gas Del Sur S.A.
        Av. Davila 240, Dique 2
       (1007) Capital Federal, Argentina


     Pacific's interests in Pampeana and Sur are held through Pacific Enterprises International ("PE International"), a wholly-owned subsidiary of Pacific and an associate company (but not a subsidiary company) of SoCalGas. PE International owns 12.5% of the outstanding common stock of each of Sodigas Pampeana S.A. and Sodigas Sur S.A. which, in turn, respectively own approximately 70% of the outstanding common stock of Pampeana and 90% of the outstanding common stock of Sur.

     Pampeana and Sur hold the exclusive licenses from the Argentine Government to distribute natural gas in each of two contiguous regions of Argentina. Neither company derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither company nor any of its subsidiary companies is a public utility company operating in the United States of America.


     Pampeana derives most of its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within the Provinces of La Pampa and Buenos Aires (including certain portions of the metropolitan region of the city of Buenos Aires)in the Republic of Argentina. This region includes the cities of La Plata, Mar del Plata and Bahia Blanca.


     Sur derives its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within the Provinces of Neuquen, Rio Negro, Chubut, Santa Cruz, and Tierra del Fuego in the Republic of Argentina.

The respective facilities used by Pampeana and Sur for the distribution at retail of natural or manufactured gas consist of transportation and distribution lines, meters, pumps, valves and pressure and flow controllers.



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Item 2 - Debt and Other Financial Obligations.

     Neither Pacific nor any of its system companies is subject to recourse for any debt or other financial obligation (through direct or indirect guarantees or otherwise) of Pampeana or Sur.

Item 3 - Service, Sales and Construction Contracts.

     There are no service, sales or construction contracts between Pacific or any of its system companies and Pampeana or Sur.


Exhibit A

     Attached as Exhibit A to this Annual Report is an organizational chart showing the relationship of Pampeana and Sur to Pacific and its system public utility companies.


Signature

     The undersigned company has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

April 25, 1997                  PACIFIC ENTERPRISES



                             By:  Leslie E. LoBaugh, Jr.
                                  Leslie E. LoBaugh, Jr.
                                  Vice President and
                                  General Counsel
                                  Pacific Enterprises




















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                     Exhibit A
                       to

     Annual Report Concerning Foreign Utility Companies

                       on

             Form U-33-S for the Fiscal Year Ended
                   December 31, 1996

                     Filed by

                PACIFIC ENTERPRISES



     The following organizational chart shows the relationship of Pacific Enterprises and its system public-utility companies to each foreign utility company:

Pacific Enterprises

             - Southern California Gas Company
             - Pacific Enterprises International
               -   Sodigas Pampeana S.A. (12.5%)
                  - Camuzzi Gas Pampeana S.A. (70%)
               -   Sodigas Sur S.A. (12.5%)
                  - Camuzzi Gas Del Sur S.A. (90%)